UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-21714

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Commercial & Savings Bank

401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSB Bancorp, Inc.

91 North Clay Street

Millersburg, Ohio 44654

REQUIRED INFORMATION

1.	Audited Financial Statements and Supplemental Schedule of The Commercial & Savings Bank 401(k) Retirement Plan Including:

The Report of Independent Registered Public Accounting Firm: Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010 and 2009.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – S.R.Snodgrass, A.C.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

MILLERSBURG, OHIO

AUDIT REPORT

DECEMBER 31, 2010

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of The Commercial & Savings Bank 401(k) Retirement Plan

Millersburg, Ohio

We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. Snodgrass, A.C.
Wexford, PA
June 28, 2011

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS

Mutual funds	$3,868,053	$3,095,161
Common stock	949,178	756,781

Total Participant-directed investments	4,817,231	3,851,942

Employer profit sharing contributions	129,068	133,852
Participant loans	23,751	6,646
Cash and cash equivalents	1,421,016	1,186,010

Total assets available for benefits	6,391,066	5,178,450

LIABILITIES

Benefits payable	1,061	9,200

Net assets available for benefits	$6,390,005	$5,169,250

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31,

	2010	2009
ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation in fair value of investments	$377,273	$540,073
Interest and dividends, including $37,620 and $34,281 of dividends from CSB Bancorp, Inc., common stock	109,921	99,893

Total investment income	487,194	639,966

Employee deferral	339,848	329,162
Rollover contributions	393,107	26,011
Employer contributions	221,931	225,543

Total contributions	954,886	580,716

Total additions	1,442,080	1,220,682

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	221,325	65,945

Total deductions	221,325	65,945

Net increase	1,220,755	1,154,737

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	5,169,250	4,014,513

End of the year	$6,390,005	$5,169,250

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Interested participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of The Commercial and Savings Bank (the “Bank”), who have completed three months of service, attained age 21, and completed required service hours. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Plan participants may defer and contribute up to 100 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers nine mutual funds, a money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.

The Bank has agreed to make periodic matching contributions of 50 percent of each participant’s elective deferral contribution, up to a maximum of 2 percent of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual profit sharing contributions, a participant must be employed at the Bank on the last day of the Plan year unless the participant has died, become disabled, or reached normal retirement age during the year. The Bank’s profit sharing contributions are generally made in the first quarter subsequent to the Plan’s year end.

Participant Accounts

Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus or minus actual earnings or losses thereon. Vesting in the sponsor’s contributions in the Plan, plus earnings or losses thereon is based on years of continuous service. Participants vest at the rate of 33 percent per year and are fully vested after three years of credited service.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear fixed interest rates that range from 4.25 percent to 5.0 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits

The normal retirement date is the date a participant reaches age 59.5. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made monthly, quarterly or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Forfeitures

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures. Matching contribution and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.

Forfeitures, including employer matching and profit sharing contributions, allocated to active participants aggregated $2,342 and $1,851 at December 31, 2010 and 2009, respectively. The allocated forfeitures originated from terminated participants who had taken full distributions and no forfeitures were allocated from terminated participants who have not taken a distribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ significantly from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost, which approximates fair value.

The net appreciation in fair value of investments includes investments purchased, sold, and held during the year.

Purchases and sale of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses relating to participant record keeping, investment, audit certification and Form 5500 preparation are paid directly by the Bank. Such costs amounted to $48,387 and $48,090 for the year ended December 31, 2010 and 2009, respectively.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued additional guidance related to fair value measurements and the related disclosure requirement. The guidance requires plans to disclose investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation of changes in the fair value of investments using significant unobservable inputs (Level 3), plans should present separately information about purchases, sales, issuances and settlements. The updated guidance is effective for the Plan for the year ended December 31, 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Plan for the year ended December 31, 2011. The adoption of this guidance did not and is not expected to have a material impact to the Plan’s financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The Plan adopted this guidance in its December 31,2010 financial statements and has reclassified participant loans of $6,646 for the year ended December 31, 2009 from investments to notes receivable from participants. Net assets available for benefits of the plan were not affected by the adoption of the new guidance.

NOTE 3 - INVESTMENTS

The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee) under a trust agreement dated August 15, 2007.

The fair values of investments by investment type of the Plan’s net assets available for benefits as of December 31 are as follows

	2010		2009
	Fair Value	%	Fair Value	%
Cash	$191,763	3.1%	$15,784	0.3%
Money market mutual fund	1,229,253	19.7	1,170,226	23.2
Marketable securities:
Financial	949,178	15.2	756,781	15.0
Equity Mutual Funds:
International	471,470	7.6	449,876	8.9
Large Cap	1,447,265	23.2	1,132,457	22.5
Mid cap	568,862	9.1	441,551	8.8
Small cap	287,055	4.6	161,473	3.2
Fixed Income Mutual Funds:
Government	1,093,401	17.5	909,804	18.1

	$6,238,247	100.0%	$5,037,952	100.0%

The Plan’s investments appreciated in fair value for the years ended December 31 as follows:

	Net Appreciation in Fair Value During Year
	2010	2009
Investments at fair value as determined by quoted market prices:
Mutual funds	$361,791	$529,621
Common stock	15,482	10,452

Net appreciation in fair value	$377,273	$540,073

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. On March 31, 2008 the Internal Revenue Service issued a letter to Retirement Direct LLC., provider of the Bank’s Prototype Plan, that the form of Plan submitted was acceptable for use by employers for the benefit of their employees in accordance with applicable sections of the Internal Revenue Code. As a result, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the common stock of the Plan Sponsor. Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. No liabilities are carried at fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Level I	Level II	Level III	Total
Equity Mutual Funds:
International	$471,470	$—	$—	$471,470
Large Cap	1,447,265			1,447,265
Mid Cap	568,862			568,862
Small Cap	287,055			287,055
Fixed Income Mutual Funds:
Government	1,093,401			1,093,401
Marketable Securities:
Financial	949,178			949,178

Total Assets at Fair Value	$4,817,231	$—	$—	$4,817,231

	December 31, 2009
	Level I	Level II	Level III	Total
Equity Mutual Funds
International	$449,876	$—	$—	$449,876
Large Cap	1,132,457			1,132,457
Mid Cap	441,551			441,551
Small Cap	161,473			161,473
Fixed Income Mutual Funds:
Government	909,804			909,804
Marketable Securities:
Financial	756,781			756,781

Total Assets at Fair Value	$3,851,942	$—	$—	$3,851,942

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Plan discloses the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, common stock, employee profit sharing receivables, and cash and cash equivalents would be considered financial instruments. At December 31, 2010 and 2009, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

EMPLOYER IDENTIFICATION NUMBER 34-0159850

PLAN NUMBER - 002

DECEMBER 31, 2010

(a)	(b) Identity of issuer	(c) Shares	Description of investment, including maturity date, rate of interest, collateral or (d) Par	Current (e) Value

	Mutual Funds:

	Federated Income Trust	67,132	$693,157	$710,253
	Federated US Government Securities, 2-5 yr	29,807	344,146	349,929
	T Rowe Price Capital Appreciation	26,883	508,427	545,987
	T Rowe Price Growth Stock Fund	23,180	533,548	745,253
	Vanguard 500 Index Fund Investor	1,347	144,959	156,025
	Vanguard Inflation-Protected Securities	2,555	32,650	33,219
	Vanguard International Value Fund Investor	14,660	506,491	471,470
	Vanguard Mid-Cap Index Fund Investor	28,009	520,447	568,862
	Vanguard Small Cap Growth Index Fund Investor	13,096	221,426	287,055

				3,868,053

	Loans			23,751

*	Common Stock - CSB Bancorp, Inc.	60,962	1,230,825	949,178

	Cash and cash equivalents
	Cash			191,763
	Federated Government Obligation Fund			1,229,253

				1,421,016

	Total			$6,261,998

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank
401 (k) Retirement Plan

DATE	/s/ Thomas S. Rumbaugh
June 29, 2011	as Plan Administrator

EXHIBITS INDEX

Exhibit No.	Description	Page no.

23	Consent of Independent Registered Public Accounting Firm	17